

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2015

Via E-mail
Kevin Glass
Senior Executive Vice President & Chief Financial Officer
Canadian Imperial Bank of Commerce
Commerce Court
Toronto, Ontario, Canada M5L 1A2

      Re: **Canadian Imperial Bank of Commerce**
              Form 40-F for Fiscal Year Ended October 31, 2014
              Filed December 4, 2014
              File No. 001-14678

Dear Mr. Glass:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Stephanie J. Ciboroski

                         Stephanie J. Ciboroski
                         Senior Assistant Chief Accountant